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                                                                    Exhibit 99.1


[VIVENDI UNIVERSAL LOGO]



               Dispute between Vivendi Universal and Mr. Messier:
         Vivendi Universal notes today's ruling by the Paris High Court



Paris, July 9, 2003 - Vivendi Universal (Paris Bourse: EX FP; NYSE: V) notes today's ruling of the President of the Paris High Court, who after referral of the case by the Commission des Operations de Bourse (C.O.B), has prohibited the company from making any payment to Mr. Messier.

This decision has encouraged the company to continue to take all appropriate legal actions to oppose a payment that it considers illegitimate.

Vivendi Universal today presented the U.S. judge with its appeal against the enforcement of the award of the arbitration tribunal. Vivendi Universal is also considering other actions in the coming days.


Important Disclaimer
--------------------

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at ({www.sec.gov}) or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.


CONTACTS:

Media
Paris
Antoine Lefort
+33 (1).71.71.1180
Agnes Vetillart
+33 (1).71.71.3082
Alain Delrieu
+33 (1).71.71.1086